Exhibit 4.17

DATED 22 April 2016

LOAN AGREEMENT

between

QUANTUM (2007) LLC

as Borrower

and

ANSONIA HOLDINGS SINGAPORE B.V.

as Lender

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

Canary Wharf

London E14 5DS

THIS AGREEMENT is dated 22 April 2016 and made between:

(1)	QUANTUM (2007) LLC, a Delaware limited liability company with file number 4300667 and having its registered office at 16192 Coastal Highway, Lewes, Delaware 19958, United States of America (the “Borrower”); and

(2)	ANSONIA HOLDINGS SINGAPORE B.V., incorporated under the laws of the Netherlands (Besloten vennootschap met beperkte aansprakelijkheid) and having its registered office at 1 Temasek Avenue #38-01, Millenia Tower, Singapore 039192 (the “Lender”).

BACKGROUND:

(A)	The Lender intends to make available to the Borrower the Loans (as defined below) in order to enable the Borrower to make corresponding loans to Qoros pursuant to the Qoros Loan Agreement and on the condition that Wuhu Chery Automobile Investment Co. Ltd. make corresponding loans to Qoros, such that the total amount of loans made available to Qoros, subject to the terms and conditions herein and in the applicable Chery Loan Agreement (defined below), will be up to $100 million.

(B)	The Lender intends that the Loans (and corresponding loans to Qoros) will enable Qoros to meet its working capital requirements and enable Qoros to seek additional financing, including a Qualified Financing.

(C)	The terms of this Agreement shall enable the Borrower to repay the Loans (as described herein) at par plus accrued interest, including upon any new financing at Qoros that results in a repayment of the corresponding loan under the the Qoros Loan Agreement. In addition, upon any disposition by the Borrower of its interest in Qoros, the net proceeds will be applied to repay amounts outstanding under the Loans (or, if the Loans have been converted into Class A Interests, to redeem such interests).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Additional Chery Loan Agreement” means the term loan facility agreement entered into between Wuhu Chery Automobile Investment Co. Ltd. as lender, the Industrial and Commercial Bank of China Limited, Changshu Sub-Branch (中国工商银行股份有限公司常熟支行) as entrusted bank and Qoros as borrower with aggregate commitments of up to an amount equal to the RMB equivalent of USD 24,000,000. for the purposes of Qoros’ ordinary course working capital requirements with terms that are the same as those contained in the Initial Chery Loan Agreement.

“Available Commitments” means, in relation to a Facility, the then undrawn amount of the Commitment relating to that Facility minus, in relation to any proposed Loan under that Facility, the amount of any other Loan under that Facility that is due and to be made on or before the proposed Utilisation Date.

“Assignment Agreement” means the English law governed assignment agreement granted by the Borrower in favour of the Lender under which the Borrower’s rights under the Qoros Security Agreement and Qoros Loan Agreement are assigned to the Lender.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Singapore and Beijing and, in respect of any day on which payment is to be made under this Agreement, New York City.

“Chery Loan Agreement” means:

(a)	the Initial Chery Loan Agreement; and

(b)	the Additional Chery Loan Agreement.

“Class A Interests” means Class A membership interests in the Borrower.

“Class B Interests” means Class B membership interests in the Borrower.

“Commitment” means:

(a)	with respect to Facility A, $25,000,000; and

(b)	with respect to Facility B, $25,000,000.

“Conversion Date” means the date on which the Lender’s Class B Interests are converted to Class A Interests pursuant to Clause 7(a).

“Default” means an Event of Default or any event or circumstance specified in Clause 13 (Events of Default) which would (with the expiry of a grace period or the giving of notice, making of any determination or the satisfaction of any other condition) be an Event of Default.

“Event of Default” means any event or circumstance specified as such in Clause 13 (Events of Default).

“EXIM Loan Agreement No. 1” means the 1,200,000,000 RMB Equivalent Syndicated Loan Agreement concerning the Project of Research and Development of C Platform Derivative Model of Qoros Automotive Co., Ltd. dated 31 July 2014 between, among others, Qoros Automotive Co., Ltd. as Borrower, Export-Import Bank of China, as arranger, and Bank of China Limited Su Zhou Branch, as agent (as amended and/or restated from time to time).

“EXIM Loan Agreement No. 2” means the loan agreement expected to be entered into between, among others, Qoros Automotive Co., Ltd. as Borrower, and Export-Import Bank of China, as arranger (as amended and/or restated from time to time) or a similar loan agreement.

“Exim Pledges” means:

(a)	the equity pledge contract dated 31 July 2014 granted by the Borrower in favour of Bank of China Limited Su Zhou Branch, as agent, (as amended and/or restated from time to time, including the amendments approved as set out in the Changshu Economic and Technological Development Zone Management Committee approval dated 13 July 2015) in respect of a portion of the Borrower’s equity interests in Qoros, which equity pledge was granted to secure the obligations owing in respect of EXIM Loan Agreement No. 1; and

(b)	any other pledge granted by the Borrower in favour of the agent or lenders under the EXIM Loan Agreement No. 2, following the date of this Agreement, in respect of a portion of the Borrower’s equity interests in Qoros (as amended and / or restated from time to time), which equity pledge will be granted to secure the obligations owing in respect of EXIM Loan Agreement No. 2.

“Facility” means Facility A or Facility B, as the case may be.

“Facility A” means the term loan facility made available under this Agreement as described in Clause 2.1 (Facility A).

“Facility B” means the term loan facility made available under this Agreement as described in Clause 2.2 (Facility B).

“Finance Document” means this Agreement, the Assignment Agreement and any other document designated as such by the Lender and the Borrower in writing.

“Financial Indebtedness” means any obligation to pay or repay money, present or future, whether actual or contingent, sole or joint and any guarantee or indemnity of any of those obligations.

“Initial Chery Loan Agreement” means the term loan facility agreement dated on or about the date of this Agreement between Wuhu Chery Automobile Investment Co. Ltd. as lender, the Industrial and Commercial Bank of China Limited, Changshu Sub-Branch(中国工商银行股份有限公司常熟支行) as entrusted bank and Qoros as borrower, with aggregate commitments of up to an amount equal to the RMB equivalent of USD 24,000,000.

“Kenon” means Kenon Holdings Ltd., a company incorporated under the laws of Singapore.

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under relevant legislation, the possibility that an undertaking to assume liability for or indemnity a person against non-payment of stamp duty may be void and defences of set-off or counterclaim; and

(c)	similar principles, rights and defences under the laws of any applicable jurisdiction.

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement, dated as of the date hereof, between Robert Rosen, as the manager, and Kenon Holdings Ltd. and the Borrower, as the members, as amended and/or restated from time to time.

“Loan” means the loan to be made under a Facility or the principal amount outstanding for the time being of such loan.

“Material Adverse Effect” means any event or circumstance which, taking into account all relevant circumstances, has a material adverse effect on:

(a)	the business, assets or financial condition of the Borrower; or

(b)	the ability of the Borrower to perform its payment obligations under the Finance Documents; or

(c)	the validity, enforceability or effectiveness or priority or ranking of any Finance Document, the Qoros Loan Agreement or the Qoros Security Agreement.

“Party” means a party to this Agreement.

“People’s Republic of China” and “PRC” means the People’s Republic of China excluding Taiwan, Macau and Hong Kong.

“Qoros” means Qoros Automotive Co., Ltd, a company incorporated under the laws of the People’s Republic of China.

“Qoros Default” means a “Default” as defined in the Qoros Loan Agreement.

“Qoros Loan Agreement” means the term loan facility agreement dated on or about the date of this agreement between the Borrower as lender and Qoros as borrower for the purposes of Qoros’ ordinary course working capital requirements with aggregate commitments of up to an amount equal to the RMB equivalent of USD 48,000,000.

“Qoros Security Agreement” means the PRC law governed patent right pledge agreement dated on or about the date of this Agreement between Qoros, the Borrower and Wuhu Chery Automobile Investment Co. Ltd in substantially the form of Exhibit A attached hereto or otherwise in a form acceptable and satisfactory to the Lender.

“Qualified Financing” means a financing pursuant to which a third party investor subscribes (or, in the case of a financing by way of instrument that is convertible into equity, will on conversion of such instrument subscribe) for an equity interest in Qoros in an aggregate amount of not less than the Qualified Financing Amount excluding the amount of any conversion of Financial Indebtedness into equity in Qoros undertaken pursuant to the terms of this agreement.

“Qualified Financing Amount” has the meaning given to that term in the Qoros Loan Agreement.

“Security Interest” means any mortgage, pledge, lien, charge (fixed or floating), assignment, hypothecation, set-off or trust arrangement for the purpose of creating security, reservation of title or security interest or any other agreement or arrangement having a similar effect.

“Tax” means any tax, levy, impost, duty or other charge, deduction or withholding of a similar nature to tax (and any related penalty, cost, charge or interest).

“Termination Date” means the date falling 9 months after the first Utilisation Date.

“Total Commitment” means $50,000,000 to the extent not cancelled or reduced by the Lender under this Agreement.

“Trigger Event” means any event or circumstance specified as such in Clause 14 (Trigger Events).

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.

“US Bankruptcy Law” means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.

“Utilisation Date” means the date on which a Loan is to be made or, as the context requires, was made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 2 (Form of Request).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the “Borrower” or the “Lender” shall be construed so as to include its successors in title, heirs, permitted assigns and permitted transferees;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v)	a “person” includes any person, firm, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(vi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii)	a “Clause” or a “Schedule” is a reference to a clause of, or a schedule to, this Agreement;

(viii)	“$, “USD” and “US dollar” denote the lawful currency of the United States of America;

(ix)	“RMB” denotes the lawful currency of the People’s Republic of China;

(x)	a provision of law is a reference to that provision as amended or re-enacted; and

(xi)	a time of day is a reference to London time.

(b)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(c)	Clause and Schedule headings are for ease of reference only.

(d)	A Default or Event of Default is “continuing” if it has not been waived in writing.

1.3	Third party rights

(a)	Unless expressly provided to the contrary in this Agreement a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2.	THE FACILITY

2.1	Facility A

Subject to the terms of this Agreement, the Lender makes available to the Borrower a US dollar term loan facility in an aggregate amount equal to the Facility A Commitment.

2.2	Facility B

Subject to the terms of this Agreement, the Lender makes available to the Borrower a US dollar term loan facility in an aggregate amount equal to the Facility B Commitment.

3.	PURPOSE

(a)	The Borrower shall only apply the amounts borrowed by it under each Facility to finance amounts requested to be borrowed by Qoros pursuant to the terms of the Qoros Loan Agreement; it is understood that such amounts are intended only to be used by Qoros for its ordinary course working capital requirements and not for any other purpose.

(b)	The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	DRAWDOWN

4.1	Initial Conditions Precedent

The Lender will only be obliged to advance a Loan to the Borrower if:

(a)	the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions Precedent to initial utilisation) in form and substance satisfactory to the Lender (acting reasonably) save to the extent that the Lender has waived receipt of the same;

(b)	no Default (and no Qoros Default under the Qoros Loan Agreement) is continuing or would result from the proposed Loan; and

(c)	each of the representations and warranties set out in Clause 10 (Representations and Warranties) is true and correct on the date of this Agreement and on the Utilisation Date.

4.2	Conditions Precedent to utilisation of a Facility B Loan

In addition to satisfaction of the conditions set out in Clause 4.1 (Initial Conditions Precedent) above, the Lender will only be obliged to advance a Loan to the Borrower under Facility B if:

(a)	the proposed Loan is required to fund an amount requested to be borrowed by Qoros pursuant to the Qoros Loan Agreement;

(b)	the Lender has received a copy of the executed Additional Chery Loan Agreement;

(c)	the Lender in its sole discretion has agreed and consented to the advance of such Loan; and

(d)	the Lender has received evidence that the amount requested to be borrowed by Qoros under the Qoros Loan Agreement is equal to the amount to be drawn by Qoros under the Additional Chery Loan Agreement.

4.3	Drawdown

(a)	The Borrower may borrow a Loan by giving the Lender a duly completed Utilisation Request. Unless the Lender otherwise agrees, the latest time for receipt by the Lender of such Utilisation Request is 9.30 a.m. (London time) three Business Days before the proposed Utilisation Date.

(b)	No more than one Loan may be drawn under Facility A.

(c)	No more than 10 Loans may be drawn under Facility B.

(d)	A Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i)	it specifies a Utilisation Date that is a Business Day prior to the Termination Date;

(ii)	with respect to a Facility A Loan, the amount of the Loan requested is $25,000,000;

(iii)	with respect to a Facility B Loan, the amount of the Loan requested is a minimum of $100,000 or, if less, the Available Commitments; and

(iii)	the currency of the Loan is USD;

(e)	Subject to satisfaction or waiver of the conditions precedent set out in Clause 4.1 (Conditions Precedent) and 4.2 (Conditions Precedent to utilisation of a Facility B Loan), the Lender shall advance the Loan to the Borrower.

4.4	Issuance of Class B Interests

On the first Utilisation Date, the Borrower shall issue to the Lender Class B Interests representing all of the Class B Interests in accordance with the LLC Agreement.

5.	REPAYMENT AND MANDATORY PREPAYMENT

5.1	Repayment of Loans

Subject to Clause 16 (Limited Recourse), unless the Loans have been converted into Class A Interests of the Borrower pursuant to the terms of this Agreement and the LLC Agreement, the Borrower shall repay each Loan in full on the Termination Date.

5.2	No reborrowing

The Borrower may not reborrow any part of any Loan which is repaid or pre-paid.

5.3	Voluntary Prepayment

The Borrower may, by giving not less than 3 Business Days’ prior notice to the Lender, prepay the whole or any part of any Loan.

5.4	Mandatory Prepayment – Excess Loan Amount

If the amount of a Loan (the “Relevant Loan”) advanced to the Borrower in connection with the Qoros Loan Agreement exceeds the amount advanced by the Borrower to Qoros under the Qoros Loan Agreement (the “Relevant Qoros Loan”) (the amount of such excess being the “Excess Loan Amount”), the Borrower shall, within 5 Business Days of the drawdown of the Relevant Qoros Loan, apply an amount equal to the Excess Loan Amount in prepayment of the Relevant Loan.

5.5	Mandatory Prepayment – Qoros repayment

(a)	Subject to Clause 16 (Limited recourse), if the Borrower receives any amount from Qoros (1) as repayment or prepayment of any amounts owing by Qoros to the Borrower under the Qoros Loan Agreement or (2) in connection with the Borrower’s enforcement of its rights under the Qoros Security Agreement, the Borrower shall, as soon as practicable (and in any case, within 3 Business Days of receipt of such amount), apply such amount converted into US dollars (a “Converted Amount”) in prepayment of the Loans in the following order:

(i)	firstly, in prepayment of the Facility A Loan;

(ii)	secondly, in prepayment of any Facility B Loan (pro-rata); and

(iii)	thirdly, in prepayment of any other amount outstanding under the Finance Documents.

For the avoidance of doubt, if any Converted Amount is greater than the amount required to prepare the Facilities (or any relevant part thereof), the Borrower shall still be required to pay any such excess amount to the Lender (and the Lender shall be entitled to be paid the same), notwithstanding any provisions to the contrary in the Finance Documents.

(b)	Subject to Clause 16 (Limited recourse), if, in any applicable jurisdiction, it becomes unlawful for the Lender to perform any of its obligations under any of the Finance Documents to which it is a party or to fund or maintain any Loan, the Lender shall promptly notify the Borrow on becoming aware of that event and the Borrower shall within 3 Business Days repay such Loan.

5.6	Deemed Repayment

If:

(a)	the Qoros Loan Agreement is (or deemed, pursuant to Clause 7 (Conversion)) repaid in full; and

(b)	the Borrower has applied all amounts it has received from Qoros under the Qoros Loan Agreement in the prepayment of the Facilities in accordance with Clause 5.5 (Mandatory Prepayment),

then:

(i)	all outstanding Loans shall be deemed to be repaid in full;

(ii)	the Facilities shall be terminated and cancelled in full;

(iii)	all obligations and amounts owing by the Borrower under the Finance Documents shall be deemed satisfied and discharged in full other than the obligations pursuant to Clause 15, which shall survive;

(iv)	the obligations owing by the Borrower under the Assignment Agreement shall be released and discharged in full (and the Lender undertakes to the Borrower that it will execute and deliver any termination, release or other document, and take all other commercially reasonable actions, required by the Borrower to give effect to the release and discharge of the Assignment Agreement); and

(v)	any Class B Interests issued to the Lender pursuant to the terms of this Agreement (including any rights attaching thereto) shall be cancelled in accordance with the LLC Agreement.

6.	INTEREST

6.1	Calculation of interest

The rate of interest payable on a Loan is 6.00% per annum.

6.2	Accrued interest

Interest shall accrue daily (calculated on the basis of a 360 day year) and shall be payable on the Termination Date and on any date a Loan is repaid or prepaid (but only in respect of the interest that has accrued on the amount of such Loan paid or repaid) .

6.3	Interest Rate Limitation

Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any utilisation, together with all fees, charges and other amounts which are treated as interest on such utilisation under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such utilisation in accordance with applicable law, the rate of interest payable in respect of such utilisation, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such utilisation but were not payable as a result of the operation of this Clause 6.3 shall be cumulated and the interest and Charges payable to such Lender in respect of other utilisation or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Maximum Rate (to the extent permitted by applicable law) to the date of repayment, shall have been received by such Lender.

7.	CONVERSION

(a)	Whilst any amounts owing by the Borrower under this Agreement are outstanding, and subject to paragraph (c) below and the terms of the LLC Agreement, upon completion of a Qualified Financing (other than a Qualified Financing that results in repayment of all of the outstanding Loans), the Class B Interests held by the Lender shall automatically convert into Class A Interests (the “Class B Conversion”) with the Lender’s percentage of Class A Interests following the Class B Conversion calculated in accordance with the following formulation:

A = (B + C) / D

where,

A = the percentage of the Lender’s Class A Interests;

B = the aggregate principal amount of all outstanding Loans as at the Conversion Date;

C = the amount of all accrued and unpaid interest on all outstanding Loans as at the Conversion Date;

D = the implied equity value of the Borrower based upon (i) the ownership interest of the Borrower in Qoros after giving effect to the Qualified Financing and (ii) the implied equity value of Qoros as set out in the Qualified Financing as agreed by the Borrower and the Lender (or, where the Qualified Financing involves an investment or financing by a method or means other than the subscription of equity interests in Qoros, the stated equity value of Qoros as set out in such Qualified Financing as agreed by the Borrower and the Lender), (iii) less a discount of 10%, with (B + C) / D expressed as a percentage.

(b)	Upon the Class B Conversion pursuant to paragraph (a) above and the LLC Agreement:

(i)	all outstanding Loans shall be deemed to be repaid in full;

(ii)	the Facilities shall be terminated and cancelled in full;

(iii)	all obligations and amounts owing by the Borrower under the Finance Documents shall be deemed satisfied and discharged in full other than the obligations pursuant to Clause 15, which shall survive;

(iv)	the obligations owing by the Borrower under the Assignment Agreement shall be released and discharged in full (and the Lender undertakes to the Borrower that it will execute and deliver any termination, release or other document, and take all other commercially reasonable actions, required by the Borrower to give effect to the release and discharge of the Assignment Agreement); and

(v)	any Class B Interests issued to the Lender pursuant to the terms of this Agreement (including any rights attaching thereto) shall be cancelled.

(c)	If, upon completion of a Qualified Financing, the Qoros Loan Agreement is repaid in full:

(i)	Clause 7(a) shall not apply and there shall be no Class B Conversion;

(ii)	the amounts received by the Borrower from Qoros as a result of the repayment of the Qoros Loan Agreement shall be applied in accordance with Clause 5.5 (Mandatory Prepayment) (and, for the avoidance of doubt, Clause 5.6 (Deemed Repayment) shall apply).

8.	TAX AND OTHER DEDUCTIONS

Each Party shall pay all its own present and future Tax as may be levied by a respective government or governmental body in relation to the Finance Documents.

9.	COSTS AND EXPENSES

Each Party shall pay its own costs and expenses that it incurs in connection with the negotiation, preparation and execution of this agreement and/or the other Finance Documents.

10.	REPRESENTATIONS AND WARRANTIES

The Borrower makes the representations and warranties set out in this Clause 10 to the Lender on the date of this Agreement and on each Utilisation Date by reference to the facts and circumstances then existing.

10.1	Status

(a)	It is a limited liability company, duly formed and validly existing under the laws of the State of Delaware.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

10.2	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document, the Qoros Security Agreement and the Qoros Loan Agreement are legal, valid, binding and enforceable obligations.

10.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each of the Finance Documents, the Qoros Loan Agreement, the Qoros Security Agreement and any other material contract or agreement to which it is a party do not conflict with:

(a)	any law or regulation applicable to it; or

(b)	the constitutional documents of the Borrower.

10.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise the entry into, performance and delivery of:

(a)	each Finance Document to which it is a party and the transactions contemplated by those Finance Documents; and

(b)	the Qoros Loan Agreement and Qoros Security Agreement and the transactions contemplated by the Qoros Loan Agreement and Qoros Security Agreement.

10.5	Approval of this Loan Agreement as a related party transaction

The Loans and other transactions contemplated by this Agreement and related agreements have been approved by Kenon in accordance with (a) all applicable laws and regulations, (b) its policies and procedures applicable to related party transactions, as described in Kenon’s annual report on Form 20-F for the fiscal year ended 31 December 2014 filed with the U.S. Securities and Exchange Commission on 31 March 2015 and (c) all applicable stock exchange rules applicable to the approval of related party transactions.

11.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 11 remains in force from the date of this Agreement for so long as any amount is outstanding under this Agreement.

11.1	Notification of default

The Borrower shall notify the Lender of:

(a)	any Default (and the steps, if any, being taken to remedy it);

(b)	any Qoros Default under the Qoros Loan Agreement or any default under the Qoros Security Agreement,

in each case, promptly upon becoming aware of its occurrence.

11.2	Information: miscellaneous

The Borrower shall supply to the Lender:

(a)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower or Qoros, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect; and

(b)	promptly on request, such further information regarding the financial condition, assets and operations of the Borrower and, to the extent (i) such information is available to the Borrower and (ii) disclosure of such information would not breach the terms of any agreement or arrangement entered into by the Borrower, Qoros as the Lender may reasonably request.

12.	GENERAL UNDERTAKINGS

The undertakings in this Clause 12 remain in force from the date of this Agreement for so long as any amount is outstanding under this Agreement.

12.1	Compliance with laws

The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would impair its ability to perform its obligations under the Finance Documents, the Qoros Security Agreement or the Qoros Loan Agreement.

12.2	Acquisitions

The Borrower shall not, without the prior written consent of the Lender:

(a)	acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them) (other than shares in Qoros); or

(b)	incorporate a company.

12.3	Disposals

(a)	The Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset, including all or a portion of its legal or beneficial interests in Qoros.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal made by the Borrower pursuant to the terms of the Finance Documents or the LLC Agreement or to the Exim Pledges.

12.4	Holding company status

The Borrower undertakes that:

(a)	it is and will remain a special purpose, holding company; and

(b)	it will not incur any liabilities except (i) as contemplated in the Finance Documents, the LLC Agreement, the Qoros Loan Agreement, the Qoros Security Agreement and any other agreement entered into by the Borrower in connection with the aforementioned documents (including the “finance documents” as defined in the Qoros Loan Agreement) and (ii) for liabilities that arise in the ordinary course of acting as a special purpose, holding company.

12.5	Membership interests

The Borrower shall not issue any membership interests except:

(a)	as permitted pursuant to the terms of a Finance Document; or

(b)	in accordance with the terms of the LLC Agreement.

12.6	Change of business

The Borrower shall ensure that no substantial change is made to the general nature of the business of the Borrower from that carried on at the date of this Agreement.

12.7	Qoros Security Agreement

(a)	The Borrower shall not (and shall not take any action to) enforce, discharge, release or terminate any of its rights under the Qoros Security Agreement except (i) in accordance with and pursuant to Clause 14.3 (Enforcement under Qoros Security Agreement) or (ii) with the prior written consent of the Lender.

(b)	The Borrower shall notify the Lender promptly on becoming aware of any request to enforce, discharge, release or terminate any of the Borrower’s rights under the Qoros Security Agreement other than a request to enforce, discharge, release or terminate from the Lender pursuant to Clause 14.3 (Enforcement under Qoros Security Agreement).

12.8	Qoros Loan Agreement

The Borrower shall:

(a)	not amend the terms of, or waive any of its rights under, the Qoros Loan Agreement without the prior written consent of the Lender;

(b)	not waive any default or event of default (howsoever described) that has occurred under the Qoros Loan Agreement without the prior written consent of the Lender;

(c)	not take any other action in connection with the Qoros Loan Agreement that may adversely affect the rights and interests of the Lender; and

(d)	use any amounts borrowed by it under each Facility to finance amounts requested to be borrowed by Qoros pursuant to the terms of the Qoros Loan Agreement.

12.9	Conditions Subsequent

The Borrower shall:

(a)	use its best efforts to ensure that within 120 days of the date of this Agreement (the “CS Period”), it will provide the Lender with a copy of the duly executed Qoros Security Agreement;

(b)	within 5 days of the date of execution of the Qoros Security Agreement, deliver to the Lender the Assignment Agreement, in a form substantially the same as that agreed to by the Lender and the Borrower pursuant to Paragraph 3(a) of Schedule 1 (Conditions precedent to initial utilisation), duly executed by the Borrower, except that:

(i)	the period between (1) the date a definitive and binding agreement relating to a Qualified Financing is signed and (2) the date on which such agreement is terminated or it is otherwise apparent that the proposed Qualified Financing will not be consummated (the “QF Termination Date”), shall not be accounted for in (and shall be excluded from) the calculation and determination of the CS Period (it being agreed, for the avoidance of doubt, that any time period after such QF Termination Date shall be accounted for in the calculation and determination of the CS Period); and

(ii)	following the completion of a Qualified Financing, the obligations in paragraphs (a) and (b) above shall not apply.

13.	EVENTS OF DEFAULT

Each of the events or circumstances set out in Clauses 13.1 (Non-payment) to 13.14 (Assignment Agreement) (inclusive) is an Event of Default.

13.1	Non-payment

Subject to Clause 5.6 (Deemed repayment) and Clause 16 (Limited recourse), the Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by administrative or technical error; and

(b)	payment is made within 5 Business Days of its due date.

13.2	Other obligations

(a)	The Borrower does not comply with any provision of this Agreement (other than those referred to in Clause 13.1 (Non-payment), Clause 13.10 (Disposals) and Clause 14.2 (Assignment Agreement)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the earlier of (i) the Lender giving notice to the Borrower and (ii) the Borrower becoming aware of the failure to comply.

13.3	Misrepresentation

(a)	Any representation or statement made or deemed to be made by the Borrower in this Agreement is or proves to have been materially incorrect or materially misleading when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the circumstances giving rise to the misrepresentation or misstatement are capable of remedy and are remedied within 15 Business Days of the earlier of:

(i)	the Lender giving written notice of the failure by the Borrower; and

(ii)	the Borrower becoming aware of the misrepresentation or misstatement.

13.4	Cross default

(a)	Any Financial Indebtedness of the Borrower (other than Financial Indebtedness of the Borrower under this Agreement) is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of the Borrower (other than Financial Indebtedness of the Borrower under this Agreement) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	No Event of Default will occur under this Clause 13.4 if the aggregate amount of Financial Indebtedness falling within paragraphs (a) or (b) above is less than RMB 50,000,000 (or its equivalent in any other currency or currencies).

13.5	Insolvency

(a)	Subject to Clause 16 (Limited Recourse), the Borrower is unable or admits inability to pay its debts as they fall due or is declared to be unable to pay its debts under applicable law or, by reason of actual or anticipated financial difficulties, suspends making payments on any of its debts (for the avoidance of doubt, the application of Clause 16 (Limited recourse) shall not constitute a suspension of the payment of the Borrower’s debt) or commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness (other than with the Lender).

(b)	A moratorium is declared in respect of any indebtedness of the Borrower.

13.6	Insolvency Proceedings

(a)	The filing of an involuntary proceeding is made in a court of competent jurisdiction in the United States seeking relief under US Bankruptcy Law in respect of the Borrower and either such proceeding shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered or the Borrower shall consent to the institution of, or fail to contest in a timely and appropriate manner, any such involuntary proceeding.

(b)	The filing of a voluntary petition by the Borrower is made under US Bankruptcy Law.

13.7	Unlawfulness

(a)	It is or becomes unlawful for the Borrower to perform any of its material obligations under any Finance Document.

(b)	Subject to the Legal Reservations, any obligation or obligations of the Borrower under any Finance Document are not or cease to be legal, valid, binding or enforceable.

(c)	Any Finance Document ceases to be in full force and effect.

13.8	Repudiation

The Borrower repudiates a Finance Document to which it is a party or evidences an intention to repudiate a Finance Document to which it is a party.

13.9	Expropriation

The authority or ability of the Borrower to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to it or any of its assets which limitation or curtailment (taking into consideration any compensation or payment received in respect thereof) has, or is reasonably expected to have, a Material Adverse Effect.

13.10	Disposals

(a)	The Borrower sells, transfers or otherwise disposes of any portion of its legal or beneficial interests in Qoros in any single transaction or series of related transactions.

(b)	No Event of Default will occur under paragraph (a) above if the sale, transfer or other disposal of the Borrower’s legal or beneficial interests in Qoros is made by the Borrower pursuant to the terms of the Finance Documents or the LLC Agreement or to the Exim Pledges.

13.11	Interests in Qoros

The Borrower creates or permits to subsist any Security Interest over its legal or beneficial interests in Qoros except:

(a)	as otherwise permitted under this Agreement, any other Finance Document or the LLC Agreement;

(b)	pursuant to the Exim Pledges; or

(c)	with prior written consent of the Lender.

13.12	Qoros Loan Agreement

The Borrower:

(a)	amends the terms of, or waives any of its rights under, the Qoros Loan Agreement without the prior written consent of the Lender; or

(b)	waives any default or event of default (howsoever described) that has occurred under the Qoros Loan Agreement without the prior written consent of the Lender.

13.13	Material Adverse Effect

Any event or circumstance occurs which has, or is reasonably expected to have, a Material Adverse Effect.

13.14	Assignment Agreement

The Borrower shall not have delivered to the Lender the Assignment Agreement (in a form substantially the same as that agreed to by the Lender and the Borrower pursuant to Paragraph 3(a) of Schedule 1 (Conditions precedent to initial utilisation)) duly executed by the Borrower within 5 days of the date of execution of the Qoros Security Agreement.

13.15	Acceleration

(a)	Subject to Clause 16 (Limited Recourse), whilst an Event of Default is continuing the Lender may, by written notice to the Borrower:

(i)	cancel the Facilities whereupon the Facilities shall immediately be cancelled;

(ii)	declare that all or part of any Loan (to the extent not repaid and to the extent the Class B Conversion has not occurred), together with accrued and unpaid interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(iii)	declare that all or part of any Loan (to the extent not repaid) be payable on demand, whereupon it shall immediately become payable on demand; and/or

(iv)	exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

(b)	If an Event of Default occurs under Clause 13.6:

(i)	the Total Commitments shall immediately be cancelled; and

(ii)	all of the Loans, together with accrued interest and all other amounts accrued under the Finance Documents, shall be immediately due and payable,

in each case automatically and without any direction, notice, declaration or other act.

14.	TRIGGER EVENTS

Each of the events or circumstances set out in Clauses 14.1 and 14.2 is a Trigger Event.

14.1	Acceleration of the Qoros Loan Agreement due to certain Events of Default

A Qoros Default pursuant to Section 10.5, 10.6 or 10.7 of the Qoros Loan Agreement has occurred and is continuing.

14.2	Qoros Security Agreement

The Borrower has not delivered to the Lender within 120 days of the date of this Agreement (the “Relevant Period”) a copy of the duly executed Qoros Security Agreement, except that:

(a)	the period between (1) the date a definitive and binding agreement relating to a Qualified Financing is signed and (2) the QF Termination Date, shall not be accounted for in (and shall be excluded from) the calculation and determination of the Relevant Period (it being agreed, for the avoidance of doubt, that any time period after such QF Termination Date shall be accounted for in the calculation and determination of the Relevant Period); and

(b)	following the completion of a Qualified Financing, the events and circumstances described in this Clause 14.2 shall no longer constitute a Trigger Event.

14.3	Enforcement under the Qoros Security Agreement

Subject to Clause 16 (Limited Recourse), whilst a Trigger Event is continuing, the Lender may, by written notice to the Borrower:

(a)	request that the Borrower:

(i)	enforce the Qoros Security Agreement in accordance with the terms of the Qoros Security Agreement; and / or

(ii)	take any action available to the Borrower under and in accordance with the terms of the Qoros Security Agreement and/or the Qoros Loan Agreement; and / or

(iii)	take any actions to cause the Lender to have, or to direct the exercise of, any voting, consent or other similar rights to which the Borrower has as a creditor of Qoros in respect of the Qoros Loan Agreement, and the Borrower shall comply with such request as soon as reasonably practicable following such written notice (to the extent permitted under, and in accordance with, the terms of the Qoros Security Agreement and the Qoros Loan Agreement).

15.	SECONDARY SALE

The Borrower acknowledges and agrees that: (i) pursuant to Clause 12.3 (Disposals), the Borrower is restricted from selling, leasing, transferring or otherwise disposing of any asset, including all or a portion of its legal or beneficial interests in Qoros without the prior written consent of the Lender; and (ii) to the extent that the Lender provides its prior written consent for any such sale, lease, transfer or disposal, the Company shall be required to use any such proceeds (the “Transfer Proceeds”):

(a)	if prior to the Class B Conversion, for the repayment of the outstanding amount, together with accrued and unpaid interest, under any Loan prior to using the Transfer Proceeds for any other purpose; and

(b)	if following the Class B Conversion, for the redemption of Class A Interests at the then implied value of the Class A Interests in accordance with the LLC Agreement prior to using the Transfer Proceeds for any other purpose.

16.	LIMITED RECOURSE

Notwithstanding any other provision of this Agreement or any other Finance Document:

(a)	the Borrower shall only be required to repay or prepay a Loan and pay any other amounts due and payable under the Finance Document from, and only to the extent of, the amounts the Borrower receives from Qoros under the Qoros Loan Agreement;

(b)	any claim by the Lender and any liability and obligation owing by the Borrower under the Finance Documents is limited to the amounts the Borrower receives from Qoros under the Qoros Loan Agreement and the assets the subject of the Assignment Agreement (and the Lender shall have no further rights or remedies against the Borrower, and the Borrower shall have no liability or obligation, for any further sum or amount under, or in connection with, the Finance Documents (a “Further Sum”)); and

(c)	the Lender shall not take any steps against the Borrower to recover any Further Sum (in particular, the Lender shall not institute against or join any person in instituting against the Borrower any bankruptcy, reorganisation, arrangement, insolvency, administration, moratorium, liquidation, dissolution or similar proceedings, nor shall any such person be entitled to make any claim in respect of, any Further Sum against the assets of the Borrower).

17.	ADMINISTRATION

17.1	Place of payments

All payments to be made by the Borrower under this Agreement shall be made to such account at such office or bank as the Lender may notify to the Borrower for this purpose form time to time.

17.2	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

17.3	Currency of account

(a)	Subject to paragraph (b) below, and save as otherwise agreed by the Lender and the Borrower in relation to any prepayment due under this Agreement, USD is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

18.	ASSIGNMENT AND TRANSFER

18.1	Lender

The Lender may not assign or transfer any of its rights and obligations under any Finance Document to any person without the prior written consent of the Borrower.

18.2	Borrower

The Borrower may not assign or transfer any of its rights and obligations under any Finance Document to any person without the prior written consent of the Lender.

19.	NOTICES

19.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or international express courier service.

19.2	Addresses

The address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is that identified with its name in the signature pages of this Agreement or any fax number or substitute address or department or officer as the Party may notify to the other Party by not less than five Business Days’ notice.

19.3	Delivery

Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(a)	if by way of fax or email, when received in legible form;

(b)	if by way of personal delivery or post, when received; or

(c)	if by way of international express courier service, when it has been delivered at the relevant address as evidenced by the courier service records.

19.4	Language

All notices and communications pursuant to the Finance Documents shall be in the English language.

20.	CALCULATIONS AND CERTIFICATES

20.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with the Finance Documents, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

20.2	Certificates and Determinations

Any certification or determination by the Lender of a rate or amount under the Finance Documents is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

21.	PARTIAL INVALIDITY

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

22.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

23.	AMENDMENTS AND WAIVERS

Any term of this Agreement may be amended or waived only with the consent of the Lender and the Borrower in writing.

24.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

25.	ENTIRE AGREEMENT

(a)	This Agreement, together with the other Finance Documents, constitutes the entire agreement between the Parties in relation to the obligations of each Party under this Agreement and supersedes any previous agreement, whether express or implied, between the Parties.

(b)	Each Party acknowledges that in agreeing to enter into this Agreement it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement and the documents referred to in it) made by or on behalf of any other Party before the signature of this Agreement. Each Party waives all rights and remedies which, but for this Clause, might otherwise be available to that Party in respect of any such representation, warranty, collateral contract or other assurance.

(c)	Nothing in this Clause limits or excludes any liability for fraud.

26.	GOVERNING LAW AND ENFORCEMENT

26.1	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

26.2	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 26.2 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

SCHEDULE 1

Conditions Precedent to initial utilization

1.	The Borrower

(a)	A copy of the constitutional documents of the Borrower, including:

(i)	its certification of formation, certified as of a recent date by the relevant authority of the jurisdiction of organization of the Borrower; and

(ii)	a certificate as to its existence and good standing as of a recent date from the relevant authority of the jurisdiction of organization of the Borrower.

(b)	A copy of a resolution of the member of the Borrower:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)	A certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in this Paragraph 1 of Schedule 1 is correct, complete and in full force and effect as at a date no earlier than 3 Business Days prior to the date of this Agreement.

2.	Finance Documents

(a)	This Agreement duly executed by the Borrower.

(b)	The agreed form of the Assignment Agreement, which shall include a completed and final Schedule 1 (as defined in the Assignment Agreement).

3.	Other documents and evidence

(a)	A copy of the executed Qoros Loan Agreement and evidence that the proceeds of the initial drawdown under this Agreement will be applied to fund the first drawdown under the Qoros Loan Agreement.

(b)	A copy of the executed Initial Chery Loan Agreement and evidence or confirmation that an amount equal to the first drawdown amount under this Agreement will be made available and paid to Qoros under the Initial Chery Loan Agreement simultaneously with, or prior to, the first drawdown under this Agreement.

(c)	A copy of the executed LLC Agreement.

(d)	A copy of the executed Undertaking Agreement, dated as of the date hereof, between Qoros, the Borrower, Kenon, Wuhu Chery Automobile Investment Co. Ltd., Chery Automobiles Limited and the Lender .

(e)	The Borrower having obtained all required governmental, creditor and partner consents, including appropriate foreign debt quota or other necessary regulatory approvals in connection with the Finance Documents, the Qoros Loan Agreement and the Qoros Security Agreement.

SCHEDULE 2

Form of Utilisation Request

To:	ANSONIA HOLDINGS SINGAPORE B.V.

as Lender

From:	QUANTUM (2007) LLC

as Borrower

Date:

Dear Sirs,

Loan Agreement dated             2016 (the “Agreement”)

1.	I refer to the Agreement. This is a Utilisation Request. Words and expressions used in this Request shall have the same meaning as are given to them in the Agreement.

2.	I wish to borrow the Loan on the following terms:

(a)	Utilisation Date: [•]

(b)	Facility: [A] / [B]

(b)	Amount: USD [•]

3.	The proceeds of this Loan should be credited to [account].

Yours faithfully

Manager of QUANTUM (2007) LLC

EXHIBIT A

Form of Qoros Security Agreement

SIGNATURES

ANSONIA HOLDINGS SINGAPORE B.V. as Lender

By	/s/ Cyril Ducau
Name: Cyril Ducau
Title: Director

QUANTUM (2007) LLC

as Borrower

By	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Manager